                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    Form 6-K

            REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16
                OR 15D-16 OF THE SECURITIES EXCHANGE ACT OF 1934

                           For the month of June, 2002

                               Durango Corporation
                 (f/k/a Grupo Industrial Durango, S.A. de C.V.)
       -----------------------------------------------------------------
                 (Translation of registrant's name into English)

  Torre Corporativa Durango, Potasio 150, Cuidad Industrial, Durango, Durango,
                                     Mexico
 -------------------------------------------------------------------------------
                    (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F. Form 20-F [X] Form 40-F [_]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. Yes [_] No [X]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_____________.

                       CORPORACION DURANGO, S.A. DE C.V.

                UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS
                         As of March 31, 2001 and 2002
    (In thousands of constant Mexican Pesos restated as of March 31, 2002)
                                (Notes 1 and 2)

                                                                                                    U.S. Dollars
                                                                                                     thousands
                                                                              2001         2002         2002
                                                                          -----------  -----------  ------------
ASSETS
Current Assets:
   Cash and temporary investments........................................ $   511,155  $   341,713  US$   37,901
   Accounts receivable, net..............................................   1,961,604    1,834,014       203,418
   Taxes recoverable and other assets....................................      65,079        7,348           815
   Inventories, net (Note 3).............................................   2,164,907    1,576,231       174,826
   Prepaids..............................................................      15,680       44,627         4,950
                                                                          -----------  -----------  ------------
      Total current assets...............................................   4,718,425    3,803,933       421,910
Property, plant and equipment, net.......................................  16,229,955   15,135,229     1,678,708
Other assets.............................................................     628,571      498,823        55,326
                                                                          -----------  -----------  ------------
      Total assets....................................................... $21,576,951  $19,437,985  US$2,155,944
                                                                          ===========  ===========  ============
LIABILITIES
Current Liabilities:
   Short-term debt (Note 4).............................................. $   257,956  $   665,602  US$   73,825
   Interest payable......................................................     188,426      138,148        15,323
   Trade accounts payable................................................   1,303,604    1,029,857       114,225
   Notes payable.........................................................      48,355       29,656         3,289
   Accrued liabilities and other payables................................     654,570      499,455        55,397
   Employee profit sharing...............................................       7,661        8,687           964
                                                                          -----------  -----------  ------------
      Total current liabilities..........................................   2,460,572    2,371,405       263,023
                                                                          -----------  -----------  ------------
Long-term debt (Note 4)..................................................   7,645,882    6,672,727       740,098
Notes payable............................................................     101,306      104,138        11,550
Derivative instruments...................................................      63,888       65,797         7,297
Other liabilities........................................................     124,486       13,638         1,513
Deferred tax (Note 7)....................................................   3,088,053    2,817,522       312,502
Pension plans and seniority premiums.....................................     235,078      222,726        24,703
                                                                          -----------  -----------  ------------
      Total long-term liabilities........................................  11,258,693    9,896,548     1,097,663
                                                                          -----------  -----------  ------------
      Total liabilities..................................................  13,719,265   12,267,953     1,360,686
                                                                          -----------  -----------  ------------
Negative goodwill........................................................     160,979
                                                                          -----------  -----------  ------------
Contingencies and commitments (Note 5)

SHAREHOLDERS' EQUITY
CONTRIBUTED CAPITAL
Capital stock (Note 6)
Nominal..................................................................   1,901,816    1,412,214       156,634
Restatement of capital stock.............................................     324,817    3,068,844       340,378
                                                                          -----------  -----------  ------------
                                                                            2,226,633    4,481,058       497,012
                                                                          -----------  -----------  ------------
Additional paid-in capital...............................................     (47,764)   1,219,668       135,279
Retained earnings........................................................   5,931,062    9,241,513     1,025,014
Deficit from restatement.................................................  (1,418,906)  (4,827,341)     (535,419)
                                                                          -----------  -----------  ------------
Cumulative translation adjustment of foreign subsidiaries................      14,115      (16,450)       (1,825)
Deferred tax.............................................................    (472,297)  (2,841,459)     (315,158)
Adjustment for additional pension liability related to seniority premiums                 (135,087)      (14,983)
                                                                          -----------  -----------  ------------
      Total majority interest............................................   6,232,843    7,121,902       789,920
      Total minority interest............................................   1,463,864       48,130         5,338
Total shareholders' equity...............................................   7,696,707    7,170,032       795,258
                                                                          -----------  -----------  ------------
      Total liabilities and shareholders' equity......................... $21,576,951  $19,437,985  US$2,155,944
                                                                          ===========  ===========  ============

   The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

                       CORPORACION DURANGO, S.A. DE C.V.

             UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF INCOME
              For the three months ended March 31, 2001 and 2002
    (In thousands of constant Mexican Pesos restated as of March 31, 2002)
                                (Notes 1 and 2)

                                                                                             U.S. Dollars
                                                                                              thousands
                                                                        2001        2002         2002
                                                                     ----------  ----------  ------------
Net sales........................................................... $2,621,064  $1,956,449   US$216,997
Cost of sales.......................................................  2,159,998   1,615,815      179,216
                                                                     ----------  ----------   ----------
       Gross profit.................................................    461,066     340,634       37,781
Selling, general and administrative expenses........................    174,198     150,916       16,739
                                                                     ----------  ----------   ----------
       Operating income.............................................    286,868     189,718       21,042
                                                                     ----------  ----------   ----------
Other income (expense), net.........................................      3,845     (20,316)      (2,253)
                                                                     ----------  ----------   ----------
Financing cost (income):
   Interest expense.................................................    277,036     222,321       24,658
   Interest income..................................................    (20,204)     (8,399)        (932)
   Foreign exchange (gain), net.....................................    (60,174)   (115,718)     (12,835)
   Gain from monetary position......................................    (85,000)    (91,732)     (10,174)
                                                                     ----------  ----------   ----------
                                                                        111,658       6,472          717
                                                                     ----------  ----------   ----------
Amortization of negative goodwill...................................    241,819
                                                                     ----------  ----------   ----------
Income before provisions for income and asset taxes, employee profit
  sharing, deferred income tax and minority interest................    420,874     162,930       18,072
                                                                     ----------  ----------   ----------
Provisions for:
   Current income and asset taxes...................................    (65,318)    (65,317)      (7,245)
   Employee profit sharing..........................................     (1,739)     (1,806)        (200)
   Deferred income tax..............................................     25,859      44,939        4,984
                                                                     ----------  ----------   ----------
                                                                        (41,198)    (22,184)      (2,461)
                                                                     ----------  ----------   ----------
Net income before minority interest.................................    379,676     140,746       15,611
Minority interest...................................................     57,911       3,197          355
                                                                     ----------  ----------   ----------
Net income.......................................................... $  321,765  $  137,549   US$ 15,256
                                                                     ==========  ==========   ==========

   The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

                       CORPORACION DURANGO, S.A. DE C.V.

                  UNAUDITED CONDENSED CONSOLIDATED STATEMENTS
                       OF CHANGES IN FINANCIAL POSITION
              For the three months ended March 31, 2001 and 2002
    (In thousands of constant Mexican Pesos restated as of March 31, 2002)
                                (Notes 1 and 2)

                                                                                               U.S. Dollars
                                                                                                thousands
                                                                            2001       2002        2002
                                                                         ---------  ---------  ------------
Operating activities:
   Net income before minority interest.................................. $ 379,676  $ 140,746   US$ 15,611
   Items recognized in net income not (generating) requiring the use of resources:
       Depreciation and amortization....................................   117,731    113,406       12,578
       Amortization of negative goodwill................................  (241,819)
       Deferred income tax..............................................   (25,859)   (44,939)      (4,984)
       Other............................................................    33,472     24,637        2,733
                                                                         ---------  ---------   ----------
                                                                           263,201    233,850       25,938
Changes in operating assets and liabilities:
       Decrease in accounts receivable, net.............................   140,693    260,799       28,925
       (Increase) decrease in other assets..............................   (48,811)     1,217          135
       Decrease (increase) in inventories...............................   116,800   (214,641)     (23,807)
       (Decrease) in other accounts payable and accrued expenses........  (372,689)  (178,294)     (19,775)
                                                                         ---------  ---------   ----------
          Resources generated by operating activities...................    99,194    102,931       11,416
                                                                         ---------  ---------   ----------
Financing activities:
       Bank loans.......................................................  (561,041)  (116,015)     (12,868)
       Long-term debt, net..............................................   549,039    (33,845)      (3,754)
                                                                         ---------  ---------   ----------
          Resources generated by (used in) financing activities.........   (12,002)  (149,860)     (16,622)
                                                                         ---------  ---------   ----------
Investing activities:
       Additions to property, plant and equipment, net..................  (229,794)   (84,474)      (9,369)
       Other assets.....................................................  (115,757)        90           10
       Resources used in investing activities...........................  (345,551)   (84,384)      (9,359)
                                                                         ---------  ---------   ----------
Decrease in cash and temporary investments..............................  (258,359)  (131,313)     (14,565)
Cash and temporary investments at beginning of the period...............   769,514    473,026       52,466
                                                                         ---------  ---------   ----------
Cash and temporary investments at end of the period..................... $ 511,155  $ 341,713   US$ 37,901
                                                                         =========  =========   ==========

   The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

                       CORPORACION DURANGO, S.A. de C.V.

        NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
              For the three months ended March 31, 2001 and 2002
    (In thousands of constant Mexican Pesos restated as of March 31, 2002)


1.  Basis of presentation

   The interim consolidated financial statements of Corporacion Durango, S.A. de C.V. and its consolidated subsidiaries (collectively the "Company"), as of March 31, 2001 and 2002, and for the three months ended March 31, 2001 and 2002, are unaudited. In the opinion of the management of the Company, all adjustments (consisting only of normal recurring adjustments) necessary for a fair presentation of the consolidated financial statements have been included therein. The results of interim periods are not necessarily indicative of results for the entire year.

   For purposes of these interim consolidated financial statements, certain information and disclosures, normally included in financial statements prepared in accordance with generally accepted accounting principles, have been condensed or omitted. These unaudited statements should be read in conjunction with the Company's audited combined and consolidated financial statements as of December 31, 2000 and 2001 and for the three years ended December 31, 2001 and the notes thereto for the years ended December 31, 1999, 2000 and 2001 (the "audited annual financial statements") included in the Company's annual report for the fiscal year ended December 31, 2001 filed with the Securities and Exchange Commission on Form 20-F on June 12, 2002.

  Convenience translation

   United States Dollar ("U.S. Dollar") amounts shown in the interim financial statements have been included solely for the convenience of the reader and are translated from Mexican Pesos, as a matter of arithmetic computation only, at an exchange rate of Ps 9.0160 per U.S. Dollar, the interbank free market exchange rate as reported by Banco de Mexico (the Central Bank of Mexico) as of March 31, 2002. Translations herein should not be construed as a representation that Mexican Peso amounts have been or could be converted into U.S. Dollars at the foregoing or any other rate.

2.  Effects of inflation on the financial statements

   The interim financial statements of the Company have been prepared in accordance with Bulletin B-10, "Effects of Inflation on Financial Information", and its amendments, and Bulletin B-15, "Foreign Currency Transactions and Translation of Financial Statements of Foreign Operations", as described in the audited annual financial statements. The condensed consolidated financial statements as of and for the three months ended March 31, 2001 of Mexican holding companies and subsidiaries have been restated to Mexican Pesos as of March 31, 2002 by applying to the period-end balances of constant Mexican Pesos as of March 31, 2001 an inflation factor of 1.0466. The inflation factor is derived from the National Consumer Price Index ("NCPI"), published by Banco de Mexico. The condensed consolidated financial statements as of and for the three months ended March 31, 2001 of foreign subsidiaries have been restated to Mexican Pesos as of March 31, 2002, by applying to the period-end foreign currency balances the General Consumer Price Index ("GCPI") of the foreign country in which the subsidiary operates and then applying the exchange rate as of the March 31, 2002.

                       CORPORACION DURANGO, S.A. de C.V.

              For the three months ended March 31, 2001 and 2002
   (In thousands of Mexican Pesos in purchasing power as of March 31, 2002)


3.  Inventories

   At March 31, inventories consist of:

                                                2001        2002
                                             ----------  ----------
            Finished products............... $  687,774  $  453,977
            Work in process.................     62,393      47,995
            Raw materials...................    597,060     431,250
            Direct materials and spare parts    404,994     391,921
            Molds and dies, net.............     49,648      72,571
            Merchandise in transit..........    280,106     128,404
            Advanced payments to suppliers..     93,329      73,193
            Other...........................     30,636      18,527
            Less--Allowance for obsolescence    (41,033)    (41,607)
                                             ----------  ----------
                                             $2,164,907  $1,576,231
                                             ==========  ==========

4.  Notes payable and long-term debt securities

a) During the three months ended March 31, 2002, the Company obtained the following bank loans:

i) Financial lease agreement for the acquisition of machinery for US $3.0 million payable in 28 quarterly installments beginning on July 1, 2002; bearing interest at LIBOR plus 3.25% per annum.
ii) Euro Commercial Paper for US $5 million, maturing on November 29, 2002, bearing interest at 9.625% per annum.
iii) Euro Commercial Paper for US $5 million, maturing on July 31, 2002, bearing interest at 9.0% per annum.

b) During 2001 and 2002, the Company renegotiated two short-term loans as follows:

i) In April 2001, a bank loan for US$ 94 million with Banamex bearing interest at LIBOR plus 2.80% per annum, payable in quarterly installments maturing in 2005.
ii) In May 2002, the Company repaid a short term loan for US$24 million with Bank of America using the proceeds obtained from a US$ 24 million loan from Bank of Albuquerque bearing interest at LIBOR plus 2.75% per annum, payable in quarterly installments maturing in 2008.

   In accordance with Bulletin B-13, "Subsequent Events", and Circular 46, "Short Term Liabilities Refinanced to Long-Term Subsequent to the Date of the Financial Statements", the Company reclassified these loans maturing in 2001 and 2002 to long-term debt.

5.  Commitments and contingencies

   On March 22, 2002, Durango Georgia Paper Company entered into agreements with Sweetheart Cup Company Inc. and The Fonda Group, Inc. to supply up to 100,000 tons of paper per year over each of the next five years. Under the paper supply agreements, Sweetheart and Fonda will pay market price for the type, grade, weight and thickness of the board ordered by them, subject to certain rebates which will be applied as a credit against future purchases.

                       CORPORACION DURANGO, S.A. de C.V.

              For the three months ended March 31, 2001 and 2002
   (In thousands of Mexican Pesos in purchasing power as of March 31, 2002)

6.  Capital Stock

   As of March 31, 2002, the Company's capital stock consists of:

                  Authorized and issued
                  ---------------------
                    Shares     amount
                  ---------- ----------
Series "A" shares 94,072,122 $1,412,214

7.  Provisions for taxes and employee profit sharing

   The Company recognizes deferred income tax through the comprehensive asset and liability method, which consists of determining such tax by applying the corresponding income tax rate to the temporary differences between the book and tax values of assets and liabilities at the date of the financial statements.

8.  Segment data

   The table below presents information by segment for the three months ended March 31, 2001 and 2002:

                                                            Operating
                                                              income
                                                              before
                                                           depreciation Depreciation
                     Sales to    Intersegment                  and          and      Operating
                   third parties    sales     Total sales  amortization amortization  income
                   ------------- ------------ -----------  ------------ ------------ ---------
2001:
Packaging.........  $1,295,323   $    24,289  $ 1,319,612    $184,921     $ 23,510   $161,411
Paper.............   1,260,334     1,137,113    2,397,447     211,448       89,816    121,632
Other.............      65,407        12,155       77,562       8,230        4,405      3,825
Eliminations......                (1,173,557)  (1,173,557)
                    ----------   -----------  -----------    --------     --------   --------
Consolidated Total  $2,621,064   $        --  $ 2,621,064    $404,599     $117,731   $286,868
                    ==========   ===========  ===========    ========     ========   ========

                                                            Operating
                                                             income
                                                          (loss) before
                                                          depreciation  Depreciation Operating
                     Sales to    Intersegment                  and          and       income
                   third parties    sales     Total sales amortization  amortization  (loss)
                   ------------- ------------ ----------- ------------- ------------ ---------
2002:
Packaging.........  $  968,467    $  23,978   $  992,445    $174,323      $ 27,265   $147,058
Paper.............     933,015      867,286    1,800,301     132,075        81,832     50,243
Other.............      54,967       10,183       65,150      (3,274)        4,309     (7,583)
Eliminations......                 (901,447)    (901,447)
                    ----------    ---------   ----------    --------      --------   --------
Consolidated Total  $1,956,449    $      --   $1,956,449    $303,124      $113,406   $189,718
                    ==========    =========   ==========    ========      ========   ========

9.  Subsequent Events

a) On April 17, 2002, Durango Paper Company sold real estate, on which a landfill is located, for US$6.5 million.

                       CORPORACION DURANGO, S.A. de C.V.

              For the three months ended March 31, 2001 and 2002
   (In thousands of Mexican Pesos in purchasing power as of March 31, 2002)


b) On May 9, 2002, the Company refinanced US$5.2 million under its Euro Commercial Paper Program maturing on October 31, 2002, bearing interest at 9.25% per annum.

c) On May 17, 2002, as disclosed in Note 4, the Company repaid a bank loan for US$24.0 million from Bank of America with the proceeds obtained from a US$24 million loan from Bank of Albuquerque.

d) On May 28, 2002, Corporacion Durango, S.A. de C.V. issued three notes in the aggregate principal amount of US$48.1 million in exchange for notes issued by Durango Paper Company. The first note in the amount of US$30.0 million bears interest at a rate of 10% per annum and matures in 2004. The second note in the principal amount of US$6.0 million bears interest at a rate of 13.0% and matures in 2003. The third note in the principal amount of US$12.1 million bears interest at a rate of 10% and matures in 2002.

10.  Reconciliation between Mexican and U.S. GAAP

   The Company's interim condensed consolidated financial statements are prepared in accordance with Mexican GAAP, which differs in certain significant respects from U.S. GAAP. For a full description of the differences between Mexican and U.S. GAAP refer to the annual audited financial statements.

                     MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                  FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Results of Operations

     We manage our business on a product basis. Our reportable segments are:

     . Packaging: this segment includes the manufacturing and selling of corrugated containers, molded pulp, and multi-wall sacks and bags. This segment includes the operating results of Titan in Mexico and the U.S.

     . Paper: this segment includes the manufacturing and selling of kraft paper, containerboard (linerboard, corrugating medium and multi-wall paper), newsprint, uncoated free sheet and coated bleached board and paper, made from natural and recycled fibers. This segment includes the operating results of Pamex, Grupo Pipsamex, Durango McKinley Paper Company and Durango Paper Company.

     . Other products: this segment includes the manufacturing and selling of particleboard and plywood. This segment includes the operating results of Ponderosa.

     The following table shows our total sales, intersegment sales, sales to third parties, operating income and operating income before depreciation and amortization by segment:

                                                        As of March 31, 2002
                       --------------------------------------------------------------------------------------
                                      (in thousands of constant Pesos restated as of March 31, 2002)
                                                                                             Operating income
                                                                                                  before
                                          Intersegment        Sales to        Operating      depreciation and
                         Total sales         sales         third parties        Income         amortization
                       ---------------  ----------------  ----------------  --------------- -----------------
Packaging ............     Ps 992,445        Ps 23,978        Ps 968,467      Ps 147,058        Ps 174,323
Paper ................      1,800,301          867,286           933,015          50,243           132,075
Other ................         65,150           10,183            54,967          (7,583)           (3,274)
Eliminations .........       (901,447)        (901,447)
                       --------------------------------------------------------------------------------------
  Consolidated Total .   Ps 1,956,449   Ps           0      Ps 1,956,449      Ps 189,718        Ps 303,124
                       ==============   ===============    =============      ==========        ==========

                                                        As of March 31, 2001
                       --------------------------------------------------------------------------------------
                                      (in thousands of constant Pesos restated as of March 31, 2002)
                                                                                             Operating income
                                                                                                  before
                                         Intersegment        Sales to         Operating      depreciation and
                         Total sales         Sales         third parties         Income        amortization
                       ---------------  ----------------  ----------------  --------------- -----------------
Packaging ............   Ps 1,319,612        Ps 24,289      Ps 1,295,323      Ps 161,411      Ps 184,921
Paper ................      2,397,447        1,137,113         1,260,334         121,632         211,448
Other ................         77,562           12,155            65,407           3,825           8,230
Eliminations .........     (1,173,557)      (1,173,557)
                       --------------------------------------------------------------------------------------
  Consolidated Total .   Ps 2,621,064   Ps           0      Ps 2,621,064      Ps 286,868      Ps 404,599
                       ==============   ==============      ============      ==========      ==========

     Our total capacity by product, number of mills and plants, and actual production and shipments for the periods indicated, is as follows:

              Production and Shipments (in thousands of short tons)

                                    Current Annual             Production         Shipments
                                       Installed                March 31          March 31,
                               ---------------------------  ----------------  -----------------
Product Type                       Capacity   Mills/Plants    2001      2002    2001       2002
------------                   ------------   ------------    ----      ----    ----       ----
Paper
Containerboard ..................   800.0          6       194.5     192.9     58.5      56.8
Newsprint .......................   297.0          2        74.5      57.2     64.2      47.6
Uncoated free sheet .............   143.0          1        23.8      30.2     22.8       9.4
Kraft paper .....................   250.0          1        15.7      22.1     14.2      20.0
Coated bleached board ...........   220.0          2(1)     54.2      56.8     55.8      56.1
                                    -----        ------     ----      ----     ----      ----
    Total Paper ................. 1,710.0         12       362.7     359.2    215.5     189.9
Packaging
Corrugated containers ...........   712.0         19       142.4     136.2    140.5     134.9
Multi-wall sacks and bags .......    77.0          3        24.5      12.1     24.1      11.6

Molded pulp products and others .    40.0          4        19.9      15.6     19.0      13.9
                                     ----          -        ----      ----     ----      ----
Total Packaging .................   829.0         26       186.8     163.9    183.6     160.4
Other products ..................   246.0          3        10.6      20.9     15.1      18.3
                                    -----          -        ----      ----     ----      ----
Total ........................... 2,785.0         41       560.0     544.0    414.2     368.6
                                  =======         ==       =====     =====    =====     =====

(1)   One of these mills can also produce kraft paper.

     Net Sales

     Net sales decreased by 25.4% to Ps 1,956.4 million for the three months ended March 31, 2002 from Ps 2,621.1 million for the three months ended March 31, 2001. This decrease was partially due to an 11.0% decrease in shipments to
368.6 thousand short tons for the three months ended March 31, 2002 from 414.2 thousand short tons for the three months ended March 31, 2001. In addition, average unit paper prices decreased 16.0% and average unit packaging prices decreased 14.4%, accounting for most of the remainder of the decrease in net sales for the period.

     In the first three months of 2002 as compared to the same period in 2001, net sales were significantly affected by the weak demand environment. Our largest market, the Mexican export sector (including maquiladoras), decreased its activity by approximately 22%, and our domestic customers' activity declined by approximately 10%. In addition, the strong Peso against the U.S. dollar affected domestic profitability and Mexico's export competitiveness. During the 2002 period, we took approximately 27.4 thousand short tons of market-related down time in our paper and packaging segment to match customer orders and to reduce our inventories. Average unit prices decreased in U.S. dollar terms and the effect of these decreases was exacerbated by the appreciation of the Peso.

     Net sales from our paper segment decreased by 26.0% to Ps 933.0 million for the three months ended March 31, 2002 from Ps 1,260.3 million for the three months ended March 31, 2001. This decrease was partially due to an 11.9% decrease in paper shipments, to 189.9 thousand short tons in the 2002 period from 215.5 thousand short tons in the 2001 period. Our lower shipments were primarily due to a 58.8% decrease in our uncoated free sheet shipments primarily as a result of the market downturn in Mexico and a 25.9% decrease in newsprint shipments because of weak demand environment in Mexico, as well as competition from imports as a result of the strong Peso. In addition, average unit paper prices declined by 16.0%, accounting for the remainder of the decrease in net sales from our paper segment.

     Net sales from our packaging segment decreased by 25.2% to Ps 968.5 million for the three months ended March 31, 2002 from Ps 1,295.3 million for the three months ended March 31, 2001. This decrease was primarily due to a 12.6% decrease in packaging shipments to 160.4 thousand short tons in the 2002 period from
183.6 thousand short tons in the 2001 period. Excluding the Sky and Eastman divisions of Durango Paper Company which were disposed of in 2001, packaging shipments decreased by 0.7% to 160.4 thousand short tons in the 2002 period from 161.6 thousand short tons in the 2001 period. Our lower shipments were due to a 51.9% decrease in our shipments of multiwall sacks and bags primarily as a result of the sale of the Eastman division of Durango Paper Company, a 26.8% decrease in shipments of molded pulp packaging as a result of the decline in the Mexican export sector and a 4.0% decrease in shipments of corrugated containers as a result of the decline in the Mexican export sector and sales by maquiladora industries. In addition, average unit packaging prices declined 14.4%, accounting for the remainder of the decrease in net sales from our packaging segment.

     Net sales from our other segment decreased by 15.9% to Ps 55.0 million for the three months ended March 31, 2002 from Ps 65.4 million for the three months ended March 31, 2001. Although shipments increased by 21.2% to 18.3 thousand short tons in the 2002 period from 15.1 thousand short tons in the 2001 period, net sales from our other segment was lower in the 2002 period as a result of a 30.7% decline in average unit prices for our other products.

     Cost of Sales

     Cost of sales decreased by 25.2% to Ps 1,615.8 million for the three months ended March 31, 2002 from Ps 2,160.0 million for the three months ended March 31, 2001. This decrease was primarily due to lower shipments and lower costs in raw materials. Average prices for recycled fiber, consisting of OCC and ONP, which accounted for approximately 19.4% of our raw material costs in the 2002 period, decreased by 9.2% in nominal U.S. Dollar terms to US$109 per short ton from US$120 per short ton. Lower raw material prices were partially offset by increases in our energy and labor costs. Our energy cost, which represented approximately 13% of our cost of production in the 2002 period, increased by approximately 1.0% primarily as a result of higher oil prices in Mexico. Our labor cost, which represented approximately 14.0% of our cost of production in the 2002 period on a unit cost basis, increased 4.9% as a result of the reduction in our shipments.

     Selling, General and Administrative Expenses

     Selling, general and administrative expenses decreased by 13.4% to Ps 150.9 million for the three months ended March 31, 2002 from Ps 174.2 million for the three months ended March 31, 2001. This decrease was due to the implementation of our cost reduction policy, which consists of, among other things, simplifying our management structure, capturing synergies in the operation of our subsidiaries in the same segments and combining the sales forces of our subsidiaries. The implementation of our cost reduction policy was aided by the GIDUSA merger.

     Operating Income

     Operating income decreased by 33.9% to Ps 189.7 million for the three months ended March 31, 2002 from Ps 286.9 million for the three months ended March 31, 2001. This decrease was primarily due to lower sales during the period.

     Operating income in our paper segment decreased by 58.7% to Ps 50.2 million in the 2002 period from Ps 121.6 million in the 2001 period primarily as a result of lower net sales and our reduced operating margin in the paper segment.

     Operating income in our packaging segment decreased by 8.9% to Ps 147.1 million in the 2002 period from Ps 161.4 million in the 2001 period, primarily as a result of lower net sales, particularly of multiwall sacks and bags, partially offset by our increased operating margin.

     Operating loss in our other segment was Ps 7.6 million in the 2002 period as compared to operating income of Ps 3.8 million in the 2001 period, primarily as a result of substantially lower prices for our other products.

     Operating income as a percentage of net sales decreased to 9.7% for the three months ended March 31, 2002 from 10.9% for the three months ended March 31, 2001. This decrease was a result of higher energy and labor costs during the period, which were offset by a decrease in OCC and ONP prices. Operating margins of our paper segment decreased to 5.4% in the 2002 period from 9.7% in the 2001 period and operating margins in our packaging segment increased to 15.2% in the 2002 period from 12.5% in the 2001 period, principally as a result of our disposition of the Sky and Eastman divisions which had higher average costs than our other packaging operations.

     Other Income (Expense)

     Other expense was Ps 20.3 million for the three months ended March 31, 2002 as compared to other income of Ps 3.8 million for the three months ended March 31, 2001. The other expense in the 2002 period was incurred as a result of a book loss on the sale of equipment to GE Capital in a sale and leaseback transaction.

     Amortization of Negative Goodwill

     The amortization of negative goodwill relating to the acquisition of Durango Paper Company was Ps 241.8 million in the first three months of 2001. In 2002, we had no negative goodwill because our negative goodwill was fully amortized in 2001.

     Financing Cost

     Financing cost was an expense of Ps 6.5 million for the three months ended March 31, 2002 as compared to an expense of Ps 111.7 million for the same period in 2001. Interest expense decreased to Ps 222.3 million for the three months ended March 31, 2002 from Ps 277.0 million for the three months ended March 31, 2001. This decrease resulted primarily from lower interest rates on our bank loans, partially offset by higher interest rates on our 2006 notes and 2008 notes, which were issued in 2001, as compared to our 2001 notes, which were repaid in 2001, and our 2003 notes, a portion of which were repurchased in 2001. Interest income decreased to Ps 8.4 million for the three months ended March 31, 2002 from Ps 20.2 million for the three months ended March 31, 2001. Interest income decreased because of lower interest rates during the period.

     Foreign exchange results were a gain of Ps 115.7 million for the three months ended March 31, 2002 as compared to a gain of Ps 60.2 million for the three months ended March 31, 2001. This foreign exchange difference resulted from the greater appreciation of the Peso in the first three months of 2002 as compared to that in the first three months of 2001. Gain from monetary position increased 7.9% to Ps 91.7 million for the three months ended March 31, 2002 from Ps 85.0 million for the three months ended March 31, 2001. This increase resulted from our lower indebtedness during the 2002 period in U.S. Dollar terms, partially offset by a higher inflation rate in the first three months of 2002 as compared to the same period in 2001.

     Provisions for Employee Profit Sharing and Income and Asset Taxes, Including Deferred Income Tax

     Provisions for employee profit sharing and income and asset taxes, including deferred income tax, reflected an expense of Ps 22.2 million for the three months ended March 31, 2002 as compared to an expense of Ps 41.2 million for the three months ended March 31, 2001. This change resulted primarily from an increase of Ps 19.0 million in deferred income taxes which was calculated using a projection of deferred income taxes.

     Net Income Before Minority Interest

     Net income before minority interest decreased by 62.9% to Ps 140.7 million for the three months ended March 31, 2002 from Ps 379.7 million for the three months ended March 31, 2001. This decrease was primarily the result of the decrease in operating income in the first quarter of 2002 and the effect of the amortization of negative goodwill during the first quarter of 2001.

     Minority Interest

     Minority interest reflected a benefit of Ps 3.2 million for the three months ended March 31, 2002 as compared to an expense of Ps 57.9 million for the three months ended March 31, 2001. The change in minority interest was a result of higher net income at our subsidiaries with a minority interest during the 2002 period as compared to the net income at such subsidiaries during the 2001 period.

     Net Income

     Net income decreased by 57.3% to Ps 137.5 million for the three months ended March 31, 2002 from Ps 321.8 million for the three months ended March 31, 2001. This decrease resulted from the factors described above.

Liquidity and Capital Resources

     Sources and Uses of Cash

     Our principal sources of liquidity have historically consisted of net cash generated by our operating activities, corporate borrowings under working capital facilities, issuances of debt and equity contributions. Our management believes the funding available to it from these and other sources will be sufficient to satisfy our working capital and debt service requirements for the foreseeable future.

     As of March 31, 2002, we had cash and temporary investments totaling Ps
341.7 million. We invest our cash balances primarily in short-term Peso-denominated and in U.S. Dollar instruments issued by major U.S. and Mexican banks.

     Net resources generated from operating activities was Ps 102.9 million for the three months ended March 31, 2002. In the first quarter of 2002, inventories increased by Ps 214.6 million because our production was higher than our shipments during the period, and other accounts payable and accrued expenses decreased by Ps 178.3 million, primarily due to the payment of interest on our outstanding notes in February 2002. In the first quarter of 2002, accounts receivables decreased by Ps 260.8 million, primarily as a result in the decline in our net sales.

     Net resources used in investing activities was Ps 84.4 million for the three months ended March 31, 2002. In the first quarter of 2002, substantially all of the resources we used in investing activities were attributable to capital expenditures.

     Net resources used in financing activities was Ps 149.9 for the three months ended March 31, 2002. In the first quarter of 2002, our use of resources in financing activities was primarily due to the application of the lower foreign exchange rate.

     The overall interest rates on our indebtedness were 10.4% during the first three months of 2002. In recent years, we have attempted to increase the stability of our balance sheet by lengthening the maturity of our debt obligations, in keeping with the long useful life of most of our fixed assets.

     Approximately 40.3% of our sales were made in U.S. Dollars during the three months ended March 31, 2002, with the balance primarily U.S. Dollar-linked. Because a large proportion of our sales are priced in U.S. Dollars, or are priced in a manner linked to the value of the U.S. Dollar, we generally do not hedge our exposure to movements in foreign currency.

     Indebtedness

     As of March 31, 2002, our total debt was Ps 7,338.3 million (US$813.9 million), consisting of Ps 665.6 million (US$73.8 million) in short-term debt, including the current portion of long term-debt, and Ps 6,672.7 million (US$740.1 million) in long-term debt.

     Our Euro Commercial Paper Program. As of March 31, 2002, we had outstanding Ps 135.2 million (US$15.0 million) aggregate principal amount of our Euro Commercial Paper. Our Euro Commercial Paper was issued under an Issuing and Paying Agency Agreement, dated as of October 4, 2001, among us and JPMorgan Chase Bank and JPMorgan Chase Bank, London Branch. We are permitted to issue notes with aggregate principal amount outstanding at any given time up to Ps
901.6 million (US$100.0 million) under this agreement. We have issued three series of notes under this agreement, each in an aggregate principal amount of Ps 45.1 (US$5.0 million). The three series bear interest at the rate of 8.9%, 9.0% and 9.625% and are due during 2002.

     Our Notes. As of March 31, 2002, we had outstanding Ps 1,097.3 million (US$121.7 million) aggregate principal amount of our 12 5/8% Senior Notes due 2003. The 2003 notes were issued under an indenture dated as of July 25, 1996, between us and JPMorgan Chase Bank. The 2003 notes mature on August 1, 2003 and pay interest semiannually. We originally issued 2003 notes in an aggregate principal amount of US$250.0 million. In August 2001, we exchanged US$128.3 million of our 2003 notes for US$121.7 million of our 13 1/8% Senior Notes due 2006 and US$10.4 million of our 13 1/2% Senior Notes due 2008. In connection with this exchange, we obtained the consent of the holders of our 2003 notes to the elimination of the restrictive covenants contained in the indenture governing the 2003 notes.

     As of March 31, 2002, we had outstanding Ps 2,720.5 million (US$301.7 million) aggregate principal amount of our 13 1/8% Senior Notes due 2006. The 2006 notes were issued under an indenture dated as of February 5, 2001, between us and JPMorgan Chase Bank. The 2006 notes mature on August 1, 2006 and pay interest semiannually. We issued US$180 million aggregate principal amount of our 2006 notes in February 2001 and used the proceeds thereof to, among other things, repurchase all of our outstanding 12% Senior Notes due 2001. In August, 2001, we issued an additional US$121.7 million aggregate principal amount of our 2006 notes in exchange for US$118.2 million of our 2003 notes as described above.

     As of March 31, 2002, we had outstanding Ps 93.4 million (US$10.4 million) aggregate principal amount of our 13 1/2% Senior Notes due 2008. The 2008 notes were issued under an indenture dated as of September 13, 2001, between us and JPMorgan Chase Bank. The 2008 notes mature on August 1, 2008 and pay interest semiannually. We issued US$10.4 million aggregate principal amount of our 2008 notes in August, 2001 in exchange for US$10.1 million of our 2003 notes as described above.

     On May 28, 2002, we issued three notes in exchange for notes issued by Durango Paper Company in connection with our acquisition of Durango Paper Company. The first of these notes was issued in favor of HG Estate, LLC and St. Marys Railroad Corporation in the principal amount of US$30.0 million (Ps 270.5 million at March 31, 2002). This note is due in 2004 and bears interest at a rate of 10% per annum payable semiannually. The second of these notes was issued in favor of HG Estate, LLC in the principal amount of US$6.0 million (Ps 54.1 million at March 31, 2002). This note is due in 2003 and bears interest at a rate of 13.0% per annum payable semiannually. The interest rate on this note increases by 0.5% on each interest payment date until maturity. The last of these notes was issued in favor of HG Estate, LLC in the principal amount of US$12.1 million (Ps 109.1 million at March 31, 2002). This note is due in 2002 and bears interest at a rate of 10% per annum payable semiannually.

     Our Bank Debt. As of March 31, 2002, we had Ps 2,856.4 million (US$316.8 million) of bank debt. Our material bank loans are described below.

     We have Ps 913.3 million (US$101.3 million) of indebtedness owed to Banco Nacional de Mexico, S.A., or Banamex, under two loan agreements. One of our Banamex loans in the amount of Ps 847.5 million (US$94.0 million) is payable in 10 quarterly installments beginning in March 2003, bears interest at a rate of LIBOR + 2.8% payable quarterly and is guaranteed by certain of our subsidiaries. The other Banamex loan in the amount of Ps 65.8 million (US$7.3 million) matures in 2005 and bears interest at a rate of 4.86% per annum.

     We have a Ps 180.3 million (US$20.0 million) loan from JPMorgan Chase Bank which matures in 2002 and bears interest at a rate of LIBOR + 1.5% payable semiannually.

     We have Ps 264.2 million (US$29.3 million) of indebtedness owed to California Commerce Bank under three loan agreements. The largest of these loans in the amount of Ps 135.2 million (US$15.0 million) is payable in eight quarterly installments beginning in August 2002, bears interest at a rate of LIBOR + 3.25% and is guaranteed by Industrias Centauro. One of these loans in the principal amount of Ps 105.3 million (US$11.7 million) bears interest at a rate of LIBOR + 2.75%, matures in 2003 and is guaranteed by Industrias Centauro. The last of these loans in the principal amount of Ps 23.9 million (US$2.7 million) bears interest at a rate of California Commerce Bank Reference Rate + 1.00%, matures in 2002 and is guaranteed by Industrias Centauro.

     Durango Paper Company, one of our subsidiaries, and its subsidiaries had Ps
215.1 million (US$23.9 million) of indebtedness to Bank of America, as part of a Ps 166.3 million (US$18.4 million) revolving and Ps 48.8 million (US$5.4 million) term facility. Principal on the term loan is payable in installments in 2002 and 2003 and the term loan bears interest at a rate of LIBOR + 3.5%. The revolver matures in 2004 and bears interest at a rate of LIBOR + 3%. The Bank of America facility is secured by a pledge of substantially all of the physical assets of the Durango Paper Company.

     Our subsidiary, Grupo Pipsamex, has a bank loan from Banco Nacional de Comercio Exterior, S.N.C., or Bancomext, in an aggregate principal amount of Ps
721.3 million (US$80.0 million). This loan is payable in 14 semiannual installments beginning in July 2002 and bears interest at a rate of LIBOR + 7% payable semiannually. This loan is secured by a first priority security interest in all of the assets of Grupo Pipsamex and its subsidiaries.

     Our subsidiary, Fabrica Mexicana de Papel, has a bank loan from Bancomext in the amount of Ps 138.8 million (US$15.4 million). This loan is payable in 14 semiannual installments beginning in March 2003 and bears interest at a rate of LIBOR + 6.5% payable semiannually (plus such additional amounts as are necessary for Bancomext to receive interest at such rate after the payment of its income taxes). This loan is secured by a second priority security interest in all of the assets of Fabrica Mexicana de Papel and is guaranteed by us. In addition, Fabrica Mexicana de Papel has a mortgage loan from Bancomext in an aggregate principal amount of Ps 27.0 million (US$3.0 million) that bears interest at a rate of LIBOR + 3.53%. The mortgage loan matures in 2005 and is secured by a third priority security interest in certain assets of Fabrica Mexicana de Papel and is guaranteed by us.

     On May 2, 2002, our subsidiary, Durango McKinley Paper Company entered into a credit agreement with Bank of Albuquerque. We borrowed US$24 million as a term loan under this facility to refinance Durango Paper Company's Bank of America facility. Principal on the term loan is payable in 24 quarterly installments beginning in August 2002 and the term loan bears interest at a rate of LIBOR + 2.75%. The obligations of Durango McKinley Paper Company under the Bank of Albuquerque credit agreement are secured by the accounts, inventory and equipment of Durango McKinley Paper Company and the real property of Durango McKinley Paper Company located in Houston, Texas, Mesquite, Texas and Prewitt, New Mexico. In addition, the obligations are guaranteed by Durango International, Inc.

     Our Capital Leases. As of March 31, 2002, our future minimum lease payments under our capital leases was Ps 374.6 million (US$41.5 million). Our material capital leases are described below:

     We have entered into a financial lease agreement with Arrendador Bank of America, S.A. for the acquisition of certain machinery. We have issued promissory notes in respect of the future minimum lease payments under this financial lease agreement in an aggregate principal amount of Ps 207.3 million (US$22.9 million) which mature between February 2005 and August 2007. The promissory notes bear interest at rates ranging from LIBOR + 3.0% to LIBOR + 3.5% payable quarterly and are secured by a pledge on the leased machinery. We have sub-leased the machinery to certain of our subsidiaries.

     Empaques de Carton Titan, S.A. de C.V., one of our subsidiaries, has entered into a financial lease agreement with GE Capital Leasing for the acquisition of machinery. Empaques de Carton Titan has issued promissory notes in respect of the future minimum lease payments under this financial lease agreement in an aggregate principal amount of Ps 62.4 million (US$6.9 million) which are payable in 28 quarterly installments with the final payment due in October 2008. The promissory notes bear interest at a rate of LIBOR + 3.25%. The loan is secured by a pledge on the leased machinery and is guaranteed by us.

     Restrictive Covenants and Available Credit. The instruments governing our indebtedness contain financial and other covenants that restrict, among other things, the ability of the company and its subsidiaries to:

     .  incur additional indebtedness;

     .  incur liens;

     .  issue guarantees;

     .  issue or sell capital stock of subsidiaries;

     .  pay dividends or make certain other restricted payments;

     .   consummate certain asset sales;

     .   enter into certain transactions with affiliates, or

     . merge or consolidate with any other person or sell or otherwise dispose of all or substantially all of our assets.

     We must maintain minimum debt service, minimum net worth and maximum leverage ratios under the Banamex credit agreement and the JPMorgan Chase Bank credit agreement. In addition, Durango McKinley Paper Company must maintain minimum debt service, minimum net worth and maximum leverage ratios under the Bank of Albuquerque credit agreement. A failure to comply with the restrictions contained in these credit agreements could lead to an event of default, which could result in an acceleration of such indebtedness. Such an acceleration may also constitute an event of default under the indentures governing our 2003 notes, our 2006 notes and our 2008 notes.

     The credit agreements and indentures governing our 2006 notes and 2008 notes also require prepayments of the indebtedness from the proceeds from certain asset sales, insurance, and incurrence of certain indebtedness. The above covenants, together with our highly leveraged position, could restrict corporate activities, including our ability to respond to market conditions, to provide for unanticipated capital expenditures or to take advantage of business opportunities. We believe the likelihood of our breaching the debt covenants in 2002 is remote absent any material adverse event affecting the U.S. economy or the Mexican economy as a whole. We also believe that if a material adverse event would affect us, our lenders would provide us waivers if necessary. However, our expectations of future operating results and continued compliance with our debt covenants cannot be assured and we cannot control our lenders' or noteholders' actions. If our debt is placed in default, we would experience a material adverse impact on our financial condition.

     We believe that cash generated by our operating activities together with the proceeds of refinancing transactions, including the offering, will be adequate to meet our anticipated debt service requirements, capital expenditures and working capital needs for the foreseeable future. In the event that we are unsuccessful in refinancing our indebtedness, the cash generated by our operating activities may not be adequate to meet our anticipated debt service requirements, capital expenditures and working capital needs during the next twelve months or thereafter. Our future operating performance and our ability to service or refinance our 2003 notes, 2006 notes and 2008 notes and to service, extend or refinance our credit facilities will be subject to future economic conditions and to financial, business and other factors, many of which are beyond our control.

     Capital Expenditures

     The following table sets forth our capital expenditures for the periods indicated and sets forth our capital expenditures and capital commitments for environmental matters:

                                                                      Three Months Ended
                            Years Ended December 31,                  March 31,                  Year Ended December 31,
                          -----------------------------------       ---------------------    ------------------------------
                                                                                                 2002             2003
                              1999          2000          2001              2002             (Estimated)      (Estimated)
                              ----          ----          ----              ----             -----------      -----------
                                                                (in millions of US$)
Capital Expenditures
(other than
environmental) .........     US$15.8        US$67.0      US$33.6              US$8.0             US$33.7         US$33.2
Environmental ..........         2.5           44.2          2.1                 1.4                 1.8             1.6
                             -------       --------      -------              ------             -------         -------
Total ..................     US$18.3       US$111.2      US$35.7              US$9.4             US$35.5         US$34.8
                             =======       ========      =======              ======             =======         =======

                                                                      Three Months Ended
                             Years Ended December 31,                 March 31,                Year Ended December 31,
                          -----------------------------------      ---------------------    -----------------------------
                                                                                             2002             2003
                              1999          2000         2001              2002           (Estimated)     (Estimated)
                              ----          ----         ----              ----           -----------     -----------
                              (in millions of constant Pesos            (in millions of constant Pesos restated at
                              restated at December 31, 2001)                          March 31, 2001)
Capital Expenditures
(other than
environmental) ..........   Ps 144.8       Ps 614.2     Ps 308.2           Ps 72.2           Ps 303.8        Ps 299.3
Environmental ...........       23.0          405.6         19.4              12.3               16.3            14.5
                            --------     ----------     --------           -------           --------        --------
Total ...................   Ps 167.8     Ps 1,019.8     Ps 327.6           Ps 84.5           Ps 320.1        Ps 313.8
                            ========     ==========     ========           =======           ========        ========

     As of March 31, 2002, we have made capital expenditures of US$9.4 million, primarily for maintaining our plants and facilities and de-bottlenecking our processes, of which US$1.0 million has been used in the paper segment, US$7.4 million has been used in our packaging segment and US$1.0 million has been used in our other products segment. We anticipate that for the remainder of 2002, our capital expenditures will concentrate on technology upgrades in our paper segment, de-bottlenecking projects and cost reduction projects.

                                   SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                            CORPORACION DURANGO, S.A. DE C.V.


Date:  June 11, 2002                        By  /s/ Gabriel Villegas
                                              ----------------------------------
                                             Name:  Gabriel Villegas
                                             Title: Secretary